

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2016

Via E-mail
Rodney F. Emery
Chief Executive Officer and
Chairman of the Board
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irvine, California

Re: Steadfast Apartment REIT, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 000-55428

Dear Mr. Emery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Purchase of Equity Securities, page 27

1. We note your share redemption disclosure on page 34. In future filings where you provide this disclosure, please disclose the source of cash used to fund redemption requests.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2. We note your discussion of distributions paid compared to cash flow from operations for the reporting period. In future filings where you provide this disclosure, please consider disclosing the relationship of the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. Alternatively, tell us why you believe this disclosure is not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Heath Linsky, Esq.
        Morris, Manning & Martin LLP